                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                             ARC International Corporation
                 ------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                  ---------------------------------------------------
                         (Title of Class of Securities)

                                    001905108
                          ----------------------------------------------
                                 (CUSIP Number)


                                  Jerry Zucker
                         c/o The InterTech Group, Inc.
                              Post Office Box 5205
                    North Charleston, South Carolina  29405
                                 (803) 744-5174
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 30, 1999
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 9 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 001905108                                      Page 2 OF 9 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    Jerry Zucker

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          4,326,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          4,326,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      4,326,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 9 Pages

     This Amendment No. 2 ("Amendment No. 2") amends the Statement on Schedule 13D (the "Schedule 13D") filed on September 17, 1999 by Jerry Zucker as previously amended by Amendment No. 1 thereto (the "Amendment No. 1") filed on September 28, 1999. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Since the filing of the Amendment No. 1, Mr. Zucker purchased an aggregate of 2,878,900 Shares for total consideration of $2,858,618.75. Such funds were provided from Mr. Zucker's personal funds.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  Amount Beneficially Owned:

               As of the date of this Amendment No. 2, Mr. Zucker beneficially owns 4,326,500 Shares. Based on (i) the 14,279,373 Shares outstanding as of November 12, 1999 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 and (ii) the 2,800,000 additional Shares issued by the Issuer to Mr. Zucker on November 30, 1999, as of the date of this Amendment No. 2 Mr. Zucker beneficially owns 25.3% of the outstanding Shares.

               (b)  Number of Shares as to which Mr. Zucker has:

                    (i)    Sole power to vote or to direct the vote:

                           4,326,500

                    (ii)   Shared power to vote or to direct the vote:

                           -0-

                    (iii) Sole power to dispose or to direct the disposition of:

                           4,326,500

                    (iv) Shared power to dispose or to direct the disposition of:

                           -0-

               (c) Transactions Within the Past 60 Days: Mr. Zucker engaged in the following transactions in Shares during the past 60 days or since the filing of the Amendment No. 1, whichever is less:

                               Page 3 of 9 Pages


Person Who Effected       Transaction           Number of       Price Per
  the Transaction             Date          Shares Purchased      Share
-------------------    -----------------    ----------------    ---------
Jerry Zucker           November 24, 1999          70,000         $  0.75
Jerry Zucker           November 24, 1999           8,900         $0.6875
Jerry Zucker           November 30, 1999       2,800,000         $  1.00

                    The November 24, 1999 purchases were effected through unsolicited brokers' transactions on the American Stock Exchange.

                    The November 30, 1999 purchase was effected through a private placement pursuant to a Subscription Agreement, dated as of November 25, 1999 (the "Subscription Agreement"), between ARC and Mr. Zucker, whereby ARC issued to Mr. Zucker, and Mr. Zucker acquired from ARC, 2,800,000 Shares. A copy of the Subscription Agreement is attached hereto as Exhibit A.

               (d) Right to Receive or Power to Direct: No person other than Mr. Zucker has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the ARC Common Stock owned beneficially by Mr. Zucker.

               (e)  Date Reporting Person Ceased to be 5% Owner: Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to the Common Stock of the Issuer.
          ---------------------------------

          Except as described elsewhere in this Amendment No. 2 and as set forth in the Subscription Agreement attached hereto as Exhibit A and incorporated herein by reference, to the best knowledge of Mr. Zucker, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zucker and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          Subscription Agreement dated as of November 25, 1999 attached hereto as Exhibit A.

                               Page 4 of 9 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 1, 1999


                                       /s/ Jerry Zucker
                                       ----------------------------------
                                       Print Name:  Jerry Zucker


                               Page 5 of 9 Pages

                                                                       Exhibit A
                                                                       ---------

Name of Subscriber - Jerry Zucker


                            SUBSCRIPTION AGREEMENT

                                                         As of November 25, 1999

ARC INTERNATIONAL CORPORATION
4000 Chesswood Dr.
DOWNSVIEW, ON
M3J2B9

Dear Sirs:

     WHEREAS, the undersigned (the "Subscriber") desires to subscribe to Common Shares, no par value ("Shares"), of ARC International Corporation, a corporation organized under the laws of Ontario, Canada (the "Company"), upon the terms set forth herein; and

     WHEREAS, the Company is willing to sell Shares to the undersigned in the manner and subject to the terms and conditions set forth in this Subscription Agreement.

     NOW THEREFORE, the Company and the Subscriber to hereby agree as follows:

     1. Subject to the acceptance hereof by the Company, the Subscriber does hereby subscribe to purchase 2,800,000, of the Shares and, in exchange therefore, will deliver to the Company U.S. $2,800,000.00, paid in full immediately available funds by irrevocable wire transfer to an account designated by the Company (the date on which such funds are first received by the Company herein referred to as the "Funding Date).

     2.   The Subscriber hereby represents and warrants to the Company that:

          (a) Subscriber has full power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly authorized, executed and delivered by the Subscriber.

          (b) Subscriber is acquiring the Shares for his own account and not as a nominee or agent and not with or agent and not with a view to the resale or distribution of any part thereof, and he has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Shares.

                               Page 6 of 9 Pages

          (c) Subscriber was previously informed that all documents, records and books pertaining to this investment were at all times available at the offices of the Company, and that all documents, records and books pertaining to this investment requested by Subscriber have been made available to him and the persons he has retained to advise him with respect to this investment and that he and such persons have been supplied with such additional information concerning this investment as they have requested.

          (d) Subscriber (i) can bear the substantial economic risk of his investment for an indefinite period of time and at the present time could afford a complete loss of such investments; (ii) has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of the investment in the Shares; (iii) represents that after all necessary advice and analysis his investment in the Shares is suitable and appropriate, in light of the Subscribers' overall investment program and financial and tax position; and (iv) is an "accredited investor" as defined in Rule 501(a) of Regulation Dd under the Securities Act of 1933, as amended.


          (e) The Subscriber has received a copy of, read, and understands this Subscription Agreement and understands that there are substantial risks to ask questions and receive answers concerning the Company, and the terms and conditions of this offering, and to obtain such additional information as it considers necessary to appropriately evaluate an investment in the Company, and

     3.   The Subscriber hereby acknowledges and agrees that:

          (a) The Subscriber understand that the Shares are characterized as "restricted securities" under the United States securities laws inasmuch as they are being acquired in a transaction not involving a public offering and that under such laws and applicable regulations, as well as under applicable state securities laws, such Shares may be resold under the Securities Act of 1933, as amended (the "Securities Act"); and

          (b) The Company's Shares may not be transferred. It is understood that the certificate evidencing the Shares will bear the following legend and that the shares will be subject to restrictions set forth therein: "These securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). They may not be sold, offered for sale, pledged or hypothecated in the absence of a registration statement in effect with respect to the securities under the Securities Act or an opinion of counsel satisfactory to ARC International Corporation that such registration is not required or unless sold pursuant to Rule 144 of the Securities Act.

          (c) At the Subscriber's option, the shares will not be delivered until registered.

                               Page 7 of 9 Pages

     4. The Company agrees to immediately prepare and file with the Securities and Exchange Commission (the "Commission") after the Funding Date, a registration statement (the "Registration Statement") relating to the offer and sale of the Shares subscribed to by the Subscriber hereunder and shall use its best efforts to cause the Commission to declare such registration statement effective under the Securities Act of 1933, as amended, as promptly as practicable. The Subscriber acknowledges and agrees that the Registration Statement may include securities other than those Shares subscribed to by the Subscriber hereunder.

     5. The undersigned understands that the Company may require other documentation in addition to this Subscription Agreement; and the Company reserves the right to request such documentation prior to deciding whether or not to accept this subscription.

     6. Risk. The Subscriber recognizes and understands that the Shares are a speculative investment and involves a high degree of risk and could result in a loss of Subscriber's entire investment therein.

     7. This Subscription Agreement and the rights, powers, and duties set forth herein shall bind and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto.

     8. This Subscription Agreement represents the entire agreement the parties with respect to the subject matter hereof and may not be changed or terminated orally.

     9. No waiver by any party of any breach of any term of this Subscription Agreement shall be construed as a waiver of any subsequent breach of that term or any other term of the same or of a different nature.

    10. This Subscription Agreement and any amendments or replacements hereof and the legality, validity and performance of the terms hereof shall be enforced, governed, determined and construed by and interpreted under the laws of New York applicable to contracts made and to be performed wholly in such state without giving effect to principles of conflicts of laws thereof.

    11. If any legal action or any arbitration or other proceeding is brought for the enforcement of this Subscription Agreement or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of the Subscription Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in that action or proceeding, in addition to any other relief to which they may be entitled.

    12. The undersigned understands that misrepresentation or breach of any warranty or agreement made by the undersigned could subject the Company to significant damages and expenses. The undersigned hereby agrees to indemnify, defend, and hold harmless the Company from and against any loss, liability, damage, cost, or expense (including legal fees and expenses in the defense or settlement of any demands, claims, or lawsuits) actually and reasonably incurred

                               Page 8 of 9 Pages
arising from the undersigned's misrepresentation or breach or any warranty or agreement in this Subscription Agreement.

     13. The representations, warranties, agreements, and indemnification obligations of the undersigned contained in this subscription Agreement shall survive the execution hereof and the purchase of the Shares.


                                       Very truly yours
                                       /s/ Jerry Zucker
                                       -----------------------
                                       Jerry Zucker


ACCEPTED AND AGREED TO:

ARC INTERNATIONAL CORPORATION

By: /s/ Arnold Tenney
   --------------------------
Its: President and CEO

                               Page 9 of 9 Pages